Exhibit 3.8

CERTIFICATE OF ELIMINATION
OF SERIES A CONVERTIBLE PREFERRED STOCK OF
ARCA BIOPHARMA, INC.

(Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware)

ARCA biopharma, Inc., a Delaware corporation (the “Company”), certifies as follows:

1. The Amended and Restated Certificate of Incorporation (the “Charter”) of the Company, including as amended pursuant to that certain Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the “Series A Certificate of Designation”), authorizes the issuance of 135,000 shares of preferred stock, par value $0.001 per share, of the Company, designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”).

2. Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), the Board of Directors (the “Board”) of the Company adopted the following resolutions:

WHEREAS, the Board deems it advisable and in the best interests of the Company and its stockholders to effect the elimination of the Series A Convertible Preferred Stock of the Company (“Series A Preferred Stock”) pursuant to Section 151(g) of the DGCL;

WHEREAS, a total of up to 135,000 shares of Series A Preferred Stock were authorized pursuant to that certain Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the “Series A Certificate of Designation”), 125,000 of which shares have been previously issued and were subsequently converted into Common Stock, such that no shares of Series A Preferred Stock remain outstanding; and

WHEREAS, Article IV of the Charter provides that the Board is authorized to increase or decrease the number of shares of any series of Preferred Stock subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.

NOW, THEREFORE, BE IT RESOLVED: That the Board hereby confirms that no shares of Series A Preferred Stock are outstanding, and none of the authorized shares of Series A Preferred Stock will be issued subject to the Series A Certificate of Designation.

RESOLVED FURTHER: That, pursuant to Article IV of the Charter, the Board hereby decreases the number of authorized shares of Series A Preferred Stock to zero.

RESOLVED FURTHER: That the officers of the Company are, and each of them hereby is, authorized and directed, for and on behalf of the Company and in its name, to prepare a certificate of elimination (the “Series A Certificate of Elimination”), with the effect under the DGCL of eliminating from the Charter all matters set forth in the Series A Certificate of Designation, and to execute and file the Series A Certificate of Elimination with the Secretary of State of the State of Delaware, at such time as they deem appropriate, and to take such further actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolutions in accordance with the applicable provisions of the DGCL.

3. Pursuant to the provisions of Section 151(g) of the DGCL, all references to the Series A Preferred Stock in the Charter are hereby eliminated.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Elimination to be signed on its behalf by its duly authorized officer on this 29th day of August, 2024.

ARCA BIOPHARMA, INC.

/s/ C. Jeffrey Dekker
Name:	C. Jeffrey Dekker
Title:	Chief Financial Officer